File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

(Filed December 21, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated December 21, 2009

Release

Vitro discloses financial projections provided to a

Bondholder Group in conjunction with its restructuring process

San Pedro Garza Garcia, Nuevo Leon, Mexico, December 21, 2009 - Vitro S.A.B. de C.V. ("Vitro" or the "Company") (BMV: VITROA) As part of the Company's discussions with its creditors to restructure its debt, the Company presented long-term projections in the format set forth in this release on October 13, 2009 to a group of restricted bondholders. The disclosure by the Company of this information is in accordance with an agreement dated as of October 13, 2009, with representatives of holders of the Senior Notes.

The forecast has not been updated to reflect any potential economic consequences of the recent Mexican tax code changes and does not incorporate any adjustments to reflect recent market realities which could alter the Company's long-term forecasts. The Company continues to focus its efforts on reaching a consensual restructuring agreement with its creditors and is targeting providing a revised counter proposal to its bondholders by the end of January 2010. The Company does not normally publish its forecasts and will not be updating the forecasts in this release.

Summary Financial Exhibit

(US$ millions)	PF 2009E	2010E	2011E	2012E	2013E

EBITDA	$218.1	$221.0	$264.3	$311.1	$332.2

Capex	(78.6)	(114.9)	(109.6)	(113.9)	(110.4)

Changes in working capital (1)	(62.6)	(0.9)	(19.7)	(22.1)	(14.3)

Other income (expenses) (2)	(38.7)	(1.8)	0.0	0.0	(0.0)

Changes in other long-term liabilities (3)	(36.4)	(12.7)	-	-	-

Pension fund cash contributions	(25.3)	(24.0)	(24.0)	(24.0)	(24.0)

Natural Gas Derivative payments	(46.7)	(3.7)	(1.9)	-	-

Cash & cash equivalents - June 30, 2009	$95.0

Notes:
(1)	Working capital includes: trade receivables, inventory, other current assets, trade notes payable, accounts payable and other liabilities
(2) Other income (expenses) includes: restructuring expenses and severance payments
(3) Long-term liabilities includes: LT accounts payable and Cristalglass put

Vitro, S.A.B. de C.V. (BMV: VITROA), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi /Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: December 21, 2009